PETROLEUM ENGINEER'S CONSENT

To: British Columbia Securities Commission   May 1, 2004
          Alberta Securities Commission

The undersigned firm of Petroleum Engineers of Burnaby, British Columbia, Canada, knows that it is named as having prepared a geological analysis and economic evaluation of certain interests for Derek Oil & Gas Ltd. in the LAK Ranch Field, Weston County, Wyoming, and it hereby grants its consent to the use of its name or the use of evaluation in its entirety in an annual information filing. The effective date of the above-mentioned evaluation is May 1, 2004.

"John Yu, P.Eng."

Petrotech Engineering Ltd.